DC


DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010


06026443

February 24, 2006



Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/24/2006

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

Dear Ms. Weber:

This is in response to your letters dated December 28, 2005 and February 1, 2006 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 10, 2006 and February 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

732712

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel



verizon

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
<u>Shareholder Proposal of Kenneth Steiner</u>

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation (the "Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 21, 2005, Verizon received a shareholder proposal and supporting statement (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal and the accompanying cover letter is attached as Exhibit A. The cover letter states that Mr. John Chevedden is representing the Proponent with respect to shareholder matters, including the Proposal, and is the Proponent's proxy for all purposes in connection with the Proposal. For the reasons stated below, Verizon intends to omit the proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent and Mr. Chevedden as notice of Verizon's intent to omit the Proposal from Verizon's 2006 proxy materials.

We have concluded that the Proposal may be properly omitted from the 2006 proxy materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to Verizon by the United Brotherhood of Carpenters Pension Fund (the "Prior Proposal") which will be included in Verizon's

2006 proxy materials. The Prior Proposal, which was received by Verizon on November 3, 2005, is attached hereto as Exhibit B.

## I. Introduction.

The Proposal reads as follows:

***Resolved:*** *Directors to be Elected by Majority Vote. Shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.*

The Prior Proposal states:

*Resolved: That the shareholders of Verizon Communications Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.*

## II. The Proposal May be Excluded From Verizon's 2006 Proxy Materials Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Prior Proposal.

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up management's proxy materials with several versions of essentially the same proposal and to avoid shareholder confusion. The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). See *USG Corp* (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such rights agreement from becoming effective without shareholder approval); *UAL Corporation* (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); and *Masco Corporation* (March 27, 1992) (proposal requesting that the board amend the bylaws to provide that the board consist of a majority of independent directors substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent).

The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. See, e.g., *Pinnacle West Capital Corporation* (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $ 1.00 per share is paid). Not only do the Proposal and the Prior Proposal address the same core issue -- the election of directors by a majority of votes cast at a shareholder meeting – the Proposals' terminology is virtually identical. Verizon believes there can be no question that the Proposals are substantially duplicative.

Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Kenneth Steiner
John Chevedden

Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

EXHIBIT "A"

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Kenneth Steiner     Date 11/18/2005

cc: Marianne Drost
Corporate Secretary
Phone: 212 395-2121
Fax: 212 869-3265
Fax: 212-921-2971
FX: 212-597-2542

[November 20, 2005]

**3 – Directors to be Elected by Majority Vote**

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. The new standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board. To the fullest extent possible this proposal asks that our directors not make any provision to override our shareholder vote and keep a director in office who fails this criteria.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. For instance, our Board should address the status of incumbent directors who fail to receive a majority vote when standing for election under a majority vote standard and whether a plurality director election standard is appropriate in contested elections.

**A Single Yes-Vote from Our 2.7 Billion Shares Can Now Elect a Director**

I believe our directors can be complacent under our present system because our directors can now be elected with one yes-vote from our 2.7-plus billion voting shares. This is possible through our plurality voting.

**Fifty-four (54) shareholder proposals in 2005**

Fifty-four (54) shareholder proposals on this topic won a significant 44% average yes-vote in 2005 through late-September – especially good for a new topic. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Additionally the Council is sending letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

**Directors to be Elected by Majority Vote**
**Yes on 3**

---

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M. Great Neck, NY 11021 submitted this proposal.

## Director Election Majority Vote Standard Proposal

**Resolved:** That the shareholders of Verizon Communications Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

**Supporting Statement:** Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

**CFLETTERS**

---

| | |
|---|---|
| **From:** | J [olmsted7p@earthlink.net] |
| **Sent:** | Wednesday, January 11, 2006 12:34 AM |
| **To:** | CFLETTERS |
| **Cc:** | Mary Louise Weber |
| **Subject:** | Re Verizon Communications Inc. (VZ) No-Action Request Kenneth Steiner |

Re Verizon Communications Inc. (VZ) No-Action Request Kenneth Steiner


JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872


January 10, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Directors to be Elected by Majority Vote
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the Verizon December 28, 2005 no action request which included a 2-1/2 page letter and only two exhibit pages beyond the shareholder proposal submittal.

The company no action request is at least incomplete. The two-page exhibit is an undated and unidentified free-standing shareholder proposal. It could have simply been copied off the internet.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal.
Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

verizon

**VC54S440**
**One Verizon Way**
**Basking Ridge, NJ 07920**
**Tel 908 559-5636**
**Fax 908 696-2067**

**Mary Louise Weber**
**Assistant General Counsel**

February 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
Shareholder Proposals of Richard A. Dee and
Kenneth Steiner

Ladies and Gentlemen:

Enclosed please find executed duplicates of the No-action requests with respect to the shareholder proposals of Richard A. Dee and Kenneth Steiner, copies of which were previously sent to you on December 28, 2005.

If you have any questions or need anything further, please do not hesitate to contact me.

Very truly yours,

Mary Louise Weber

Mary Louise Weber

Enclosures

VC54S440
One Verizon Way
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067

Mary Louise Weber
Assistant General Counsel

December 28, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2006 Annual Meeting
<u>Shareholder Proposal of Kenneth Steiner</u>

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation (the "Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 21, 2005, Verizon received a shareholder proposal and supporting statement (the "Proposal") from Kenneth Steiner (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2006 annual meeting of shareholders (the "2006 proxy materials"). A copy of the Proposal and the accompanying cover letter is attached as Exhibit A. The cover letter states that Mr. John Chevedden is representing the Proponent with respect to shareholder matters, including the Proposal, and is the Proponent's proxy for all purposes in connection with the Proposal. For the reasons stated below, Verizon intends to omit the proposal from its 2006 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent and Mr. Chevedden as notice of Verizon's intent to omit the Proposal from Verizon's 2006 proxy materials.

We have concluded that the Proposal may be properly omitted from the 2006 proxy materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to Verizon by the United Brotherhood of Carpenters Pension Fund (the "Prior Proposal") which will be included in Verizon's

2006 proxy materials. The Prior Proposal, which was received by Verizon on November 3, 2005, is attached hereto as Exhibit B.

## I. Introduction.

The Proposal reads as follows:

***Resolved:*** *Directors to be Elected by Majority Vote. Shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.*

The Prior Proposal states:

*Resolved: That the shareholders of Verizon Communications Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.*

## II. The Proposal May be Excluded From Verizon's 2006 Proxy Materials Pursuant to Rule 14a-8(i)(11) Because It Substantially Duplicates the Prior Proposal.

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up management's proxy materials with several versions of essentially the same proposal and to avoid shareholder confusion. The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). See *USG Corp* (January 11, 2000) (proposal requesting that the board of directors redeem the outstanding rights under its shareholder rights agreement and not institute any other form of "poison pill" substantially duplicative of a previously submitted proposal which would require the company to redeem or cancel its existing shareholder rights agreement and prohibit any new such rights agreement from becoming effective without shareholder approval); *UAL Corporation* (March 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results); and *Masco Corporation* (March 27, 1992) (proposal requesting that the board amend the bylaws to provide that the board consist of a majority of independent directors substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent).

The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. See, e.g., *Pinnacle West Capital Corporation* (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of a least $ 1.00 per share is paid). Not only do the Proposal and the Prior Proposal address the same core issue -- the election of directors by a majority of votes cast at a shareholder meeting – the Proposals' terminology is virtually identical. Verizon believes there can be no question that the Proposals are substantially duplicative.

Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2006 proxy materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Kenneth Steiner
John Chevedden

Chairman
Verizon Communications Inc. (VZ)
1095 Avenue of the Americas Fl 38
New York NY 10036

EXHIBIT "A"

Rule 14a-8 Proposal

Dear Mr. Seidenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Kenneth Steiner Date 11/18/2005

cc: Marianne Drost
Corporate Secretary
Phone: 212 395-2121
Fax: 212 869-3265
Fax: 212-921-2971
FX: 212-597-2542

NOV 20 2005 13:42 03103717872 PAGE.01

[November 20, 2005]

**3 – Directors to be Elected by Majority Vote**

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. The new standard should provide that our director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board. To the fullest extent possible this proposal asks that our directors not make any provision to override our shareholder vote and keep a director in office who fails this criteria.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. For instance, our Board should address the status of incumbent directors who fail to receive a majority vote when standing for election under a majority vote standard and whether a plurality director election standard is appropriate in contested elections.

**A Single Yes-Vote from Our 2.7 Billion Shares Can Now Elect a Director**

I believe our directors can be complacent under our present system because our directors can now be elected with one yes-vote from our 2.7-plus billion voting shares. This is possible through our plurality voting.

**Fifty-four (54) shareholder proposals in 2005**

Fifty-four (54) shareholder proposals on this topic won a significant 44% average yes-vote in 2005 through late-September – especially good for a new topic. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Additionally the Council is sending letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

**Directors to be Elected by Majority Vote**
**Yes on 3**

---

Notes:

Kenneth Steiner, 14 Stoner Ave., 2M. Great Neck, NY 11021 submitted this proposal.

## Director Election Majority Vote Standard Proposal

**Resolved:** That the shareholders of Verizon Communications Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

**Supporting Statement:** Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, February 03, 2006 1:51 PM
To: CFLETTERS
Cc: Mary Louise Weber
Subject: #2 Re Verizon Communications Inc. (VZ) No-Action Request Kenneth Steiner

#2 Re Verizon Communications Inc. (VZ) No-Action Request Kenneth Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 3, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Verizon Communications Inc. (VZ)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Directors to be Elected by Majority Vote
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This adds to the initial January 10, 2006 response (unanswered) to the Verizon December 28, 2005 no action request. The company included a 2-1/2 page letter and only two exhibit pages beyond the shareholder proposal submittal.

The company no action request is still at least incomplete. The two-page exhibit is an undated and unidentified free-standing shareholder proposal.
It could have simply been copied off the internet. There is no evidence of a purported submittal date of a sample rule 14a-8 proposal that is unidentified as to relating to any specific Delaware company. There is no cover letter provided to contact the purported submitter for verification of submittal and submittal date.

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Mary Louise Weber <mary.l.weber@verizon.com>

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Verizon Communications Inc.
Incoming letter dated December 28, 2005

The proposal requests that the board initiate an appropriate process to amend Verizon's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast.

We are unable to conclude that Verizon has met its burden of establishing that the proposal substantially duplicates another proposal that was "previously submitted" to Verizon and will be included in Verizon's proxy materials. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser